LAW OFFICES

Glaser, Weil, Fink, Jacobs, Howard & Shapiro, llp

10250 Constellation Boulevard

Nineteenth Floor

Los Angeles, California 90067

(310) 553-3000

Fax (310) 556-2920

Direct Dial Number (310) 282-6247 Email: jmccloud@glaserweil.com	April 12, 2010

Ms. Jennifer Gowetski

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Re:                             Tropicana Las Vegas Hotel and Casino, Inc.

Registration Statement on Form 10

File No. 000-53894

Dear Ms. Gowetski:

On behalf of Tropicana Las Vegas Hotel and Casino, Inc. (the “Company”), we hereby submit for filing by direct electronic transmission Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced Registration Statement (the “Registration Statement”).  We are also sending via courier five marked (without exhibits) and five clean (with exhibits) paper copies of Amendment No. 1 for the convenience of the staff (the “Staff”) of the Securities and Exchange Commission.

In addition, we are providing, on behalf of the Company, the following responses to the comment letter dated March 16, 2010 from the Staff regarding the Registration Statement.  To assist your review, we have included the text of the Staff’s comments below in italicized type.  Please note that all references to page numbers in our responses are references to the page numbers in Amendment No. 1.

General

1.                                      Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  Please be aware that you will be subject to the reporting requirements Under Section 13(a) of the Exchange Act at such time, and that we will continue to review your filing on Form 10 until all of our comments have been addressed.  If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and refiling it at such time as you are able to respond to any remaining issues or comments.

The Company acknowledges the Staff’s comment.

2.                                      Please tell us the purpose of the registration of these securities.

The Company is registering these securities in order for the Company to qualify as a “publicly traded corporation” (a “PTC”) for purposes of the Nevada Gaming Control Act (the “NGCA”).  The Company’s subsidiary, Tropicana Las Vegas, Inc., has applied for a nonrestricted license to operate a casino.  If the Company did not register these securities and become a PTC, the NGCA would require that all of the Company’s stockholders be licensed by the Nevada Gaming Commission (the “Gaming Commission”) in order for Tropicana Las Vegas, Inc., to obtain a gaming license.  As a PTC, only the holders of 10% or more of the Company’s voting capital stock must be licensed by the Gaming Commission.  The Company has in excess of 50 stockholders, many of whom have relatively small holdings in the Company and who have not been licensed by the Gaming Commission.  The Company believes that it is not practical for these stockholders to undertake the time and expense of being licensed by Gaming Commission.  By becoming a PTC through the registration of these securities, the Company is enabling these stockholders to continue to hold the Company’s securities without each of them having to be licensed by the Gaming Commission while simultaneously enabling the Company to own and operate its casino gaming facilities through Tropicana Las Vegas, Inc.

The above is explained on page 11 under “Item 1.  Business — Nevada Gaming Regulations and Licensing — Company Registration Requirements,” page 12 under “Item 1.  Business — Nevada Gaming Regulations and Licensing — Requirements for Voting Security Holders” and page 21 under Item 1A.  Risk Factors — Unless we are considered a ‘publicly traded corporation’ under the Nevada Gaming Control Act, each of our stockholders must be found suitable by the Nevada Gaming Authorities or we may be required to sever all relationships with such stockholder.”

3.                                      In light of your disclosure regarding ongoing litigation concerning the usage of the name, “Tropicana,” please revise your disclosure to fully describe the material intellectual property that you acquired in connection with the reorganization and that you will acquire from Armenco pursuant to the Lease Agreement once you have obtained the requisite permits.  In addition, please describe how your business will be impacted if you are not able to use the “Tropicana” name.

The Company respectfully advises the Staff that there was no material intellectual property, other than the “Tropicana” name, that it acquired in connection with the reorganization or that it will acquire from Armenco pursuant to the Lease Agreement once it has obtained the required permits.  Due to the uncertainty associated with litigation regarding the “Tropicana” name at the time of its acquisition, the Company attributed no value to the name in its financial statements at the time of acquisition.

With respect to the impact on the Company’s business if the Company is unable to use the “Tropicana” name, the Company disclosed in the risk factor on page 24 that it would be required to license the name or re-name or rebrand its hotel and casino.  The Company respectfully advises the Staff that it is unable to predict the specific financial or other impact to its business of a re-naming or rebranding of its hotel and casino, other than to say that there would be costs to revise marketing materials, websites, stationery and the like, and to make modifications to the physical property such as removing signage.  The Company has not prepared an estimate of such costs.  It is unclear to the Company at this time whether a rebranding would have an effect on revenues.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions....page 1

4.                                      Since you are not yet subject to the reporting requirements of 13(a) or 15(d) under the Securities Exchange Act of 1934, you are ineligible to rely on the safe harbor for forward-looking statements found in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Please remove these references on page 1.  In addition, please revise your introductory paragraph on page 34.

The Company has made the requested revisions on pages 1 and 33.

Item 1.  Business

5.                                      We note that Onex Armenco Gaming Entities own 70.6% of your outstanding stock.  Please revise your chart on page 3 to disclose who owns the remaining 30% of your outstanding stock.

The Company has made the requested revisions on page 3.

6.                                      We note that, on June 22, 2009, you entered into a lease agreement with Armenco.  Please revise your disclosure to clarify, if true, that the Onex Armenco Gaming Entities included in the chart on page 3 are the same Armenco that is a party to the lease agreement.  In addition, please clarify, if true, that the natural persons who control Armenco also control Trilliant Gaming Nevada Inc.  To that end, please describe how your corporate structure will change once you are able to own and operate your gaming facility directly and clarify if there will be any changes in the fees you pay to manage your gaming facility.

The Company advises the Staff that the Onex Armenco Gaming Entities included in the chart on page 3 are not the same Armenco entity that is a party to the lease agreement (“Armenco”).

The Company also advises the Staff that the natural persons that control Armenco are not the same natural persons who control Trilliant Gaming Nevada Inc. (“Trilliant Gaming”).  Armenco is controlled by Mr. Alex Yemenidjian, the Company’s Chairman of the Board, Chief Executive Officer and President, as explained in “Special Note Regarding Forward-Looking Statements” on page 2 and in “Item 1.  Business — Background — Proceedings Under Chapter 11 of the Bankruptcy Code” on page 5.  Trilliant Gaming is controlled by the combination of Mr. Alex Yemenidjian, Mr. Timothy Duncanson, one of the Company’s directors, and Mr. Gerald Schwartz, the chairman and controlling stockholder of Onex Corporation.  Each of Messrs. Yemenidjian, Duncanson and Schwartz owns one-third of the outstanding voting securities of Trilliant Gaming.  This is described in “Item 1.  Business — Corporate Structure” on page 3.  While Mr. Yemenidjian has interests in both Armenco and Trilliant Gaming, he does not have a controlling interest in Trilliant Gaming due to the interests of Messrs. Duncanson and Schwartz in Trilliant Gaming.  As such, Armenco and Trilliant Gaming are not under common control.

The Company further advises the Staff that it does not expect its corporate structure to change once it is able to own and operate its gaming facility directly.  As the management agreement with Trilliant Gaming is still being negotiated between the parties, the Company is unable to say at this time what, if any, changes there will be in the fees it pays for the management of its gaming facility.

Background, page 4

7.                                      Please revise your disclosure in this section to discuss with greater specificity all material terms of the Bankruptcy Plan.  For instance, revise your second inflicted item to specify how many shares of common stock were issued as partial satisfaction of the senior debt facility.  Please also revise to delineate your other ongoing obligations, if any, to the LandCo lenders.  Please also include the Bankruptcy Plan as an exhibit to the registration statement.

The Company has made the requested revisions on page 4.  The Company advises the Staff that all of its ongoing obligations, and potential obligations, to the LandCo lenders are described in the last bullet point and the paragraph following the last bullet point on page 5.  The Company further advises the Staff that the First Amended Joint Plan of Reorganization of Tropicana Las Vegas Holdings, LLC and Certain of its Debtor Affiliates under Chapter 11 of the Bankruptcy Code (the “Bankrutpcy Plan”) was filed as Exhibit 2.1 to the Registration Statement.

8.                                      We note that your company was formed to own and operate the Tropicana Las Vegas, free and clear of substantially all liens and claims against the LandCo Entities.  Please revise to clarify what you mean by clear of “substantially” all liens and claims.  To the extent you have existing or continuing obligations, please describe.

The Company has revised the disclosure on pages 4 and 5 to clarify this point.

9.                                      We note the warrant you issued to Tropicana Entertainment.  Please revise to briefly discuss the business purpose of this warrant.

The Company has made the requested revision on page 4.

The Tropicana Las Vegas Hotel and Casino

Entertainment, page 6

10.                               Please expand your disclosure under this subheading to discuss in greater detail the nature of your entertainment contracts.  For example, in this section or elsewhere as appropriate, please describe whether you generate any revenue from such contracts and describe any obligations associated with such contracts.

The Company has made the requested revision on pages 6 and 7.

Operations

General, page 7

11.                               We note your disclosure in this section that only a “small fraction” of your revenues are credit-based.  Please revise to quantify what portion of casino play and group-related hotel activity is derived from credit sources.  Please also discuss what other hotel amenities may be managed by third parties and explain whether you have entered into any preliminary discussions for such services.

Based on the Staff’s comment, the Company has revised the disclosure on pages 7 and 8 to quantify the amount of casino play and group-related hotel activity that is derived from credit sources.  In addition, the Company has added disclosure on page 8 discussing other potential hotel amenities that may be managed by third parties and any preliminary discussions for such services if applicable.

The Slot Machine Industry in General, page 9

12.                               Please quantify what percentage of your gaming revenues is comprised of slot machine revenues.  Please also supplement your disclosure under the Business Strategy subheading to discuss you relationships with the various slot machine manufacturers in greater detail.

We respectfully advise the Staff that approximately 70% of the Company’s gaming revenue is derived from slot machine revenue.  The Company has revised its disclosure on page 9 to include this information and greater detail on its relationships with the various slot machine manufacturers.

Business Strategy

13.                               Gaming Mix Targeted to Customers (p. 9). Please revise your disclosure under this subheading to fully describe the capital-improvements you intend to undertake.  For instance, your disclosure that you plan both “refurbishment of the casino floor” and “expansion and renovation of the showroom” provides little understanding to investors as to how you are planning to carry out your improvement plans.

The Company has revised the disclosure on page 10 to more fully describe the capital improvements it intends to undertake.

Nevada Gaming Regulation and Licensing

General

14.                               Where possible, please refer to specific existing regulations that may have a significant impact on your business.

The Company respectfully advises the Staff that all of the gaming regulations and statutes described in the Registration Statement are applicable to the operation of its casino and it would be inappropriate to attempt to give greater weight to any of them.  A violation of any one of them could result in a revocation of licenses by the gaming regulators, and the Company believes that the gaming regulators view all of their regulations as important regulations.  As such, the Company believes that its current disclosure in this regard is appropriate and that it would not be appropriate to call out or highlight specific regulations as being more significant than others.

The Company further respectfully advises the Staff that it believes that its description in the Registration Statement of the gaming regulations and statutes applicable to it and its subsidiaries, directors, officers, employees and stockholders is comparable in scope and detail to the descriptions provided by other large gaming companies that are reporting persons under the Securities and Exchange Act of 1934, as amended, including, for instance, MGM Mirage, Harrah’s Entertainment Inc., and Wynn Resorts Limited.

Item 1A.  Risk Factors

General

15.                               Please revise your introductory language in this section to clarify that you have disclosed all risks that you believe are material at this time.

The Company has made the requested revision on page 16.

16.                               Some of your risk factor captions merely state facts and do not adequately describe the risk in succinct terms.  For example, the second risk factor on page 25 beginning “The physical condition of, and improvements to, our property...” does not adequately explain the magnitude of the expenses you could incur due to potential environmental conditions.  Please review your risk factor captions to ensure that they clearly and concisely describe the relevant risks.

The Company has revised the risk factors section as requested.

We are entirely dependent on one property for all of our cash flow....page 19

17.                               Refer to the bulleted list under this risk factor subheading.  To the extent these are material risks to your business, please break out each one into a separate risk factor, each with its own subheading, and specifically discuss the risk to your business posed by each factor.  If you have already provided separate risk factors for these items, please remove them from the bullet point list.

The Company has revised the risk factor to delete the bulleted list on page 19 as it believes these risks are adequately addressed in the other risk factors.

Our results of operations and financial condition could be materially and adversely affected....page 27

18.                               You should present as risk factors only those factors that represent a material risk to investors in your business.  This risk factor could apply to any issuer or to any other offering.  Please revise to cite a particular risk or remove the risk factor.

The Company has revised the risk factor on page 27 to make it more specific to the Company’s business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

General

19.                               The disclosure in the introductory narrative of this section should generally provide insight into the material opportunities, challenges, and risks, such as those presented by known material trends and uncertainties, which may impact the company’s future operating performance.  Some of your disclosure merely restates what is already disclosed elsewhere in your filing without providing investors with a meaningful overview of your current operations or a discussion of many of the factors highlighted as risks throughout your filing.  Please enhance the quality of your MD&A by expanding on the company’s strategy for addressing opportunities, challenges and risks.  For example, please discuss how you specifically plan to improve upon the business model employed by Tropicana Entertainment in managing your operations.

The Company has revised the disclosure on pages 33 and 34 as requested.

20.                               We note your disclosure in the Risk Factors section on page 16 and elsewhere in your filing regarding the impact that adverse economic market conditions have had on your operating results.  Please tell us what specific impact, if any, current trends and recent events have had on your financial condition and results of operations.

We respectfully advise the Staff that the current unprecedented and challenging global and economic conditions have negatively impacted the Company’s results of operations by affecting consumer discretionary spending and overall visitor volume.  Gaming and other leisure activities we offer represent discretionary expenditures and participation in such activities may decline during economic downturns, during which consumers generally earn less disposable income.  Corporate spending on conventions and business development has also decreased substantially as companies are cutting costs in response to the current global and economic conditions.  These and other uncertainties have and could continue to adversely affect our results of operations.  In addition, in recent months the Las Vegas market has also seen an influx of room inventory as a result of the opening of City Center by MGM Mirage in December 2009, which increased room inventory by approximately 4,400 rooms.  The increase in room inventory coupled with the decrease in visitor volume has resulted in a supply-demand imbalance that has lead to a lower average daily rate which translates into lower room revenues.  These trends are evident in the table on page 8.  The Company has revised the disclosure on page 33 to include a discussion in MD&A of the impact that adverse economic market conditions have had on its operating results.

Results of Operations, page 36

21.                               We note your discussion of the impact of Nevada Gaming regulations on your business prospects in the Risk Factors section and also your extensive discussion of various regulations impacting your business beginning on page 10 in the Business section.  Please disclose how these regulations will contribute to your ongoing cost of services, if material.

The Company respectfully advises the Staff that costs related to Nevada Gaming Regulations on its business are expensed as incurred and any material costs would be discussed in results of operations in the respective year.

Liquidity and Capital Resources

Overview, page 40

22.                               We note your disclosure in this section regarding a “variety of factors” that impacted your cash flows.  Revise your disclosure to discuss each of the factors, such as your regulatory issues and ongoing litigation, separately.  For instance, expand your current disclosure to quantify the consequences to your business if you fail to satisfy suitability requirements as set forth by the Nevada Commission, which you discuss on page 12.  Please also discuss and quantify the potential impact that both assumed liabilities and cost overruns with respect to your capital improvement program could have on your liquidity on a going-forward basis.  We may have further comment based on your response.

The Company has revised the disclosure on page 39 to qualitatively describe the factors that impact its cash flows.  The Company respectfully advises the Staff that it is unable to provide an accurate estimate of the consequences to its business of a failure to satisfy the suitability requirements set forth by the Nevada Commission or the impact that assumed liabilities or cost overruns with respect to its capital improvement program could have on its liquidity on a going-forward basis.

Item 4.  Security Ownership of Certain Beneficial Owners and Management, page 44

23.                               Please revise to identify the natural persons that have investment control of any stockholder that beneficially owns more than 5% of any class of your securities.

The Company has made the requested revisions on pages 45 and 48.

Item 6.  Executive Compensation

Compensation Discussion and Analysis

Elements of Executive Compensation, page 53

24.                               We note your disclosure on page 54 that, following the substantial completion of the renovation of the Tropicana Las Vegas, Mr. Yemenidjian’s compensation will be increased to an amount commensurate with other individuals serving as chief executive officer and chairman of the board of similar casino and gaming companies, Please revise to quantify this increase and describe what you mean by the “substantial completion of the renovation.”

The Company respectfully advises the Staff that the amount of such increase and the point in time such increase is made in relation to the completion of the renovation are terms that have not been determined by the Company’s board of directors at this time.  These terms will be determined by the Company’s board, including its compensation and governance committee, when it determines to address this issue.  The employment agreement between Mr. Yemenidjian and the Company does not specify these terms and contains only a general provision for there to be an increase as described in the Registration Statement.  As a result, the Company is unable to quantify the possible increase or provide additional detail as to what is meant by “substantial completion of the renovation” beyond what is already disclosed.

Item 7.  Certain Relationships and Related Transactions, and Director Independence, page 55

General

25.                               We note your disclosure in the Risk Factors section regarding potential conflicts that may arise as a result of your relationship with Trilliant Gaming.  Please supplement your current disclosure in this section to concisely describe the potential conflicts of interest that are present and clearly identify all transactions and relationships that give rise to such conflicts.

The Company has revised the disclosure on page 55 as requested.

26.                               We note the 2% of all revenues and the 5% of the amount of earnings before interest, taxes and depreciation and amortization that is payable to Armenco and will be payable to Trilliant.  Please revise to quantify these amounts and clarify, if true, that such payment amounts are in addition to the compensation payable to any employees and directors who hold interests in Armenco and Trilliant.  In addition, please more fully describe the services provided by Armenco and those to be provided by Trilliant.

The Company has revised the disclosure on page 62 as requested to include the amount payable to Armenco pursuant to the lease agreement for the six months ended December 31, 2009.  We respectfully advise the Staff that as the fees are based on the results of operations of the Tropicana Las Vegas, it is not possible to determine in advance the amounts payable to Armenco or Trilliant LP for future periods.  The Company has also revised the disclosure on pages 62 and 63 to state that such payments are in addition to the compensation payable to any employees and directors who hold interests in Armenco and Trilliant LP.  In addition, based on the Staff’s comment we have included on page 61 additional disclosure more fully describing the services to be provided by Armenco.  The Company respectfully advises the Staff that it has described the services to be provided by Trilliant LP to the extent they are currently known.  The agreement with Trilliant LP is still being negotiated and, as such, the terms are subject to change.

Trilliant Management Agreement, page 61

27.                               Please file the management agreement you intend to enter into with Trilliant LP for the management of the hotel property.  Please also clarify if there are any limitations on your expense reimbursement obligations under the agreement.

The Company respectfully advises the Staff that the terms of the management agreement have not yet been agreed upon by the Company’s board and Trilliant LP.  The Company has included a summary of the terms of the proposed agreement to provide an overview of the terms as they are currently being contemplated to the best knowledge of the Company.  However, given that the parties are in active negotiations, the Company is unable to provide any additional detail at this time.

Item 10.  Recent Sales of Unregistered Securities, page 64

28.                               Please provide us your analysis as to why you believe you do not need to register the issuance of the securities described in this section under the Securities Act of 1933.  Please tell us if you believe there is an applicable exemption from registration.

The Company advises the Staff that Section 1145 (“Section 1145”) under Chapter 11 of Title 11 of the United States Code (the “Bankrutpcy Code”) provides in relevant part that “…section 5 of the Securities Act of 1933 and any State or local laws requiring registration for offer or sale of a security or registration or licensing of an issuer of…a security do not apply to — (1) the offer or sale under a plan of a security of the debtor, of an affiliate participating in a joint plan with the debtor, or of a successor to the debtor under the plan — (A) in exchange for a claim against, or an interest in, or a claim for an administrative expense in the case concerning, the debtor or such affiliate; or (B) principally in such exchange and partly for cash or property; (2) the offer of a security through any warrant, option, right to subscribe, or conversion privilege that was sold in the manner specified in paragraph (1) of this subsection, or the sale of a security upon the exercise of such a warrant, option, right, or privilege;…”  Under the Bankruptcy Plan, the Company qualifies as a “successor to the debtor under the plan” as provided in Section 1145.

The 4,427,485 shares of Class A Common issued by the Company and described in the first paragraph under “Item 9.  Recent Sales of Unregistered Securities” on page 66, were issued pursuant to the terms of the Bankruptcy Plan to 64 holders in exchange for claims those 64 holders (the “Claim Holders”) had against the debtor and, in turn, the Company.  As such, these securities fall under subpart (1)(A) of Section 1145 as being “…in exchange for a claim against…the debtor or such affiliate….”

The 750,000 shares of Class A Preferred and the 60,000 shares of Class A Common issued by the Company and described in the second paragraph under “Item 9.  Recent Sales of Unregistered Securities” on page 66, were offered, issued and sold pursuant to the terms of the

Bankruptcy Plan only to the Claim Holders and in exchange for cash contributed by these Claim Holders to the Company.  As such, these securities fall under subpart (1)(B) of Section 1145 as being “principally in such exchange” (as the securities were offered only to the Claim Holders) and “partly for cash” (as new money was provided by the Claim Holders to the Company).  In addition, this issuance also qualifies as a private placement under Section 4(2) of the Securities Act of 1933, as amended (the “1933 Act”).  For the information of the Staff, each of the Claim Holders was an “accredited investor” as defined in Rule 501 of Regulation D (“Regulation D”), each of the Claim Holders was a sophisticated investor with such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Company and there was no general solicitation for the offering.  The Company has revised Amendment No. 1 to note the private placement exemption for this issuance.

The warrants issued by the Company to Tropicana Entertainment, LLC and described in the fourth paragraph under “Item 9.  Recent Sales of Unregistered Securities” on page 66, were issued in a private placement under Section 4(2) of the 1933 Act.

The 545,585 shares of Class A Series 2 Preferred and 40,000 shares of Class A Common issued by the Company and described in the fifth paragraph under “Item 9.  Recent Sales of Unregistered Securities” on page 66, are being offered, issued and sold in a private placement under Section 4(2) of the 1933 Act.  For the information of the Staff, each of the purchasers in the offering is an “accredited investor” as defined in Rule 501 of Regulation D, each of the purchasers in the offering is a sophisticated investor with such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Company and there was no general solicitation for the offering.  The Company has revised Amendment No. 1 on pages 66 and 67 to note the private placement exemption for this issuance.

1.  Organization

Organization, page F-6

29.                               You disclose that Armenco is currently the third-party operator of all gaming operations at the Tropicana Las Vegas and that you do not own any legal interest in Armenco.  You also note that you determined in accordance with accounting guidance that you are ultimately responsible for a majority of the operations’ losses and entitled to a majority of the operations’ residual returns.  As a result, you have incorporated the gaming operations in your financial statements.  Please further explain how you made this determination and discuss the accounting guidance that you relied upon.  Also, tell us how/if the management fee to Armenco is reflected in your financial statements.

The Company respectfully advises the Staff that the accounting guidance on which it relied to determine that the incorporation of the gaming operations in its financial statements was the most appropriate presentation is Accounting Standards Codification (“ASC”) 810-10.  More specifically, the Company relied on ASC 810-10-S99-2 which states, “the registrant must consider what financial presentation is most meaningful in the circumstances and should follow in the consolidated financial statements principles of inclusion or exclusion which will clearly exhibit the financial position and results of operations of the registrant.”  Upon the effective date of the Bankruptcy Plan, the Company had not obtained the necessary gaming licenses to operate the gaming assets of the Tropicana Las Vegas.  As a result, the Bankruptcy Plan allowed for the transfer of the gaming assets to Armenco whose principal, and our chief executive officer, has been issued a non-restricted gaming license by the Nevada Gaming Commission and State Gaming Control Board.  At such time as the Company is able to obtain all governmental registrations, findings of suitability, licenses, qualification, permits and approvals pursuant to the gaming laws and regulations of the State of Nevada and Clark County liquor and gaming codes necessary for the Company to own and operate its gaming facility directly, Armenco will transfer to the Company all of the gaming assets of the Tropicana Las Vegas for nominal consideration. Thereby, the Company’s current relationship with Armenco is temporary in nature and the Company determined that the exclusion of the gaming operations for a temporary period of time would not be the “most meaningful” presentation of the financial position and results of operations of the registrant.  As a result, the Company concluded that based on the guidance provided in ASC 810-10-S99-2, the gaming operations should be included in the Company’s financial statements.  In addition, the Company respectfully advises the Staff that the only payment to Armenco is related to the Armenco Lease and is reflected in general and administrative expenses in the statements of operations as discussed on page F—21.

3.  Voluntary Reorganization under Chapter 11 of the Bankruptcy Code

Plan of Reorganization, page F-12

30.                               You disclose that you issued a warrant to purchase shares of your class B common stock to TEH.  Please tell us where this issuance is reflected in your financial statements and disclose your accounting treatment for the warrant.

The Company respectfully advises the Staff that the Company utilized various valuation models to determine the fair value of the warrants to purchase shares of its Class B common stock issued to TEH.  The Company determined the fair value associated with the warrants to be zero as of July 1, 2009 (the date of grant) taking into account the exercise price of $100.00, which accretes at a rate of 15% per annum compounded annually, the estimated enterprise value of the Company, expected term of the warrants of 5 years, expected implied volatility and other assumptions.  The Company’s financial statements now disclose on page F-25 that no value has been ascribed to the warrants based on the valuation models used.

10.  Fresh-Start Reporting, page F-20

31.                               Please tell us why the total stockholder’s/member’s equity balance as of July 1, 2009, $230 million, does not equal the stockholder’s/member’s equity balance of $303.3 million as of July 1, 2009 in the statement of changes in stockholder’s/member’s equity on page F-4.  Please revise your statement of changes in stockholder’s/member’s equity as applicable.

The Company respectfully advises the Staff that the stockholders’/member’s equity balance of $303.3 million as of July 1, 2009 included preferred stock issued for cash of approximately $73 million which in fact was not issued until August 21, 2009.  Accordingly, the Company has revised its statement of changes in stockholders’/member’s equity.

32.                               We note from your disclosure on page F-19 that you calculated the enterprise value for fresh start reporting giving equal weight to the discounted cash flow method of the income approach and the cost approach.  Please describe the cost approach you used, and how you determined it was an acceptable method.  Please also tell us the results of your calculations under the income method and the cost method, respectively.

The Company respectfully advises the Staff that the Company utilized the depreciated replacement cost method.  This approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost), adjusted for depreciation to date considering the age of the asset.  The Company determined that the depreciable replacement cost method was an acceptable method based on ASC 820-10 which details the cost approach as a valuation technique used for assets and liabilities to be accounted for at fair value.  Based on the calculation completed under the income method and the cost method, the enterprise value was determined to be $250 million and $210 million, respectively.

33.                               Please expand your disclosure to discuss all sensitive assumptions (i.e. growth rates) used in the determination of the enterprise value.  See ASC 852-10-50-7 for reference.

Based in the Staff’s comment, the Company has revised the disclosure on page F—16.

34.                               We note the fair values that you assigned to the assets and liabilities upon emergence.  Please tell us and disclose in detail how you determined the fair values for each kind of material asset and liability.

The Company respectfully advises the Staff that it utilized various valuation methods, as indicated below:

a.               Real property.

i.     Land was valued using market comparable data.

ii.  Other real property such as building, building improvements were valued using a depreciated replacement cost method.

b.              Personal property.

i.     Assets with active secondary markets such as slot machines were valued using market prices of similar assets.

ii.  Other assets, such as furniture and fixtures were valued using a depreciated replacement cost method.

c.               Liabilities (other than deferred taxes) were valued at the present value of amounts estimated to be paid.

d.              Deferred taxes were valued in accordance with accounting literature related to accounting for income taxes.

As requested by the Staff, the Company has revised the disclosure on page F—16 to include disclosure of the methods used to determine fair value estimates of significant assets and liabilities.

35.                               We note your disclosure on page F-15 regarding the civil action related to the “Tropicana” name.  Please tell us what consideration you gave to this contingency when determining the enterprise value as well as the fair value of the property.

The Company respectfully advises the Staff that it assigned no value to the “Tropicana” name in its valuation assessment and accordingly does not believe the civil action, regardless of outcome, would impact the determination of the enterprise value or the fair value of the property.  Further, the Company determined that a negative outcome in the action was remote and highly unlikely.  As such, the Company assigned no contingent liability other than the legal costs associated with the action.

*                                         *                                         *                                         *                                         *

We have attached as Annex A to this letter a statement from the Company with the acknowledgements that you requested.

If you should have any questions or comments regarding this letter or Amendment No. 1, please contact the undersigned at (310) 282 — 6247 or Harry Demas at (310) 282 — 6295.

Very truly yours,

/s/ Janet S. McCloud

Janet S. McCloud
of GLASER, WEIL, FINK, JACOBS,
HOWARD & SHAPIRO, LLP

cc:	Jerard Gibson Securities and Exchange Commission Joanne M. Beckett Tropicana Las Vegas Hotel and Casino, Inc.

Annex A

Acknowledgement

The undersigned, on behalf of Tropicana Las Vegas Hotel and Casino, Inc. (the “Company”), acknowledges:

•                                          the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);

•                                          comments by the Commission staff (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Jerry L. Fox
Jerry L. Fox
Vice President and Chief Financial Officer, Tropicana Las Vegas Hotel and Casino, Inc.